SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Sparta Foods, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                    846573301
                                 (CUSIP Number)

                   T. F. Baker, Group Vice President--Finance
                           Harvest State Cooperatives
         1667 North Snelling, P.O. Box 64594, St. Paul, Minnesota, 55164
                                 (612) 646-9433
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

-----------------------
 CUSIP NO.  846573301              SCHEDULE 13D
-----------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSON, IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harvest States Cooperatives
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

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4      SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
       NUMBER OF                         1,515,152
        SHARES                --------------------------------------------------
     BENEFICIALLY             8       SHARED VOTING POWER
       OWNED BY                          0
         EACH                 --------------------------------------------------
       REPORTING              9       SOLE DISPOSITIVE POWER
        PERSON                           1,515,152
         WITH                 --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,515,152
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.2% (based on 6,798,637 shares outstanding on January 21, 1998 plus the shares to be outstanding upon conversion of convertible preferred stock)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

         This Schedule 13D of Harvest States Cooperatives, a Minnesota corporation, relates to the common stock, $.01 par value, of Sparta Foods, Inc., a Minnesota corporation.

Item 1.  Security and Issuer.

         The class of securities to which this statement relates is the common stock, $0.01 par value, (the "Common Stock") of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"), with its principal executive offices located at 1565 First Avenue N.W., New Brighton, Minnesota 55112.

Item 2.  Identity and Background.

(a-c, f) This statement is being filed by Harvest States Cooperatives, a Minnesota corporation (the "Harvest States"). Its primary business is merchandising and processing grain. The address of its principal business and principal office is 1667 North Snelling, St. Paul, Minnesota 55164.

         The following information is provided with respect to each director of Harvest States:

         Name                        Business Address
         ----                        ----------------
         Steven Burnet               94699 Monkland Lane, Moro, OR, 97039-9705
         Steve Carney                P.O. Box 1122, Scobey, MT, 59263-1122
         Edward Ellison              RR 1, Box 46, Elbow Lake, MN 56531-9740
         Sheldon Haaland             RR 2, Box 55, Hanley Falls, MN 56245-9731
         Jerry Hasnedl               RR 1, Box 39, St. Hilaire, MN 56754
         Edward Hereford             1902 Cashup Flat Road, Thornton, WA
                                        99176-9710
         Gerald Kuster               RR 1, Box 46, Reynolds, ND 58275-9742
         Leonard Larson              5128 11th Avenue North, Granville, ND
                                        58741-9595
         Tyrone Moos                 HCR 1, Box 1, Phillip, SD 57567-9601
         Duane Risan                 7452 37th Street Northwest, Parshall, ND
                                        58770-9703
         Duane Stenzel               RR 2, Box 173, Wells, MN 56097
         Russell Twedt               P.O. Box 296, Rudyard, MT 59540-0296
         Merlin Van Walleghen        24106 408th Avenue, Letcher, SD 57359-6021
         William Zarak               3711 124th Ave. S.W., South Heart, ND,
                                        58655-9767

         Each director is an agricultural producer and is self-employed.

         The following information is provided with respect to each executive officer of Harvest States:

                                     Title at Harvest States
                                     -----------------------
         Name                        (Principal Occupation)
         ----                        ----------------------
         John D. Johnson             President and Chief Executive Officer
         Thomas F. Baker             Group Vice President--Finance
         Michael H. Bergeland        Group Vice President--Grain &
                                        Agricultural Services
         Garry A. Pistoria           Group Vice President--Wheat Milling
         James Tibbetts              Group Vice President--Oilseed Processing &
                                        Packaging

         The executive officers have the same business address which is: c/o Harvest State Cooperatives, 1667 North Snelling, P.O. Box 64594, St. Paul, Minnesota 55164.

         All directors and executive officers of Harvest States are citizens of the United States of America.

(d-e)    During the last five years, neither Harvest States nor, to the best of its knowledge, any director or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 24, 1998, Harvest States and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which Harvest States agreed to buy, and the Issuer agreed to sell, 2,500 shares of the Preferred Stock, Series 1998, $1,000.00 par value per share (the "Preferred Stock"), at $1,000.00 per share ($2,500,000, in the aggregate). The Stock Purchase Agreement was closed the same day, and Harvest States used its general working capital to purchase the Preferred Stock. Pursuant to the terms of the Certification of Designations for the Preferred Stock (the "Certificate of Designations"), the Preferred Stock is convertible into shares of Common Stock at the option of Harvest States at any time at the rate of 606.06 shares of Common Stock for each share of Preferred Stock. See Item 6 for a description of the Stock Purchase Agreement and the Certificate of Designations, which are incorporated herein by reference.

Item 4.  Purpose of Transaction.

         Harvest States began discussions with the Issuer regarding the possible acquisition of the Issuer by Harvest States in August 1997. Harvest States and Issuer signed a Confidentiality Agreement with respect to information provided to Harvest States by the Issuer on August 21, 1997. At that time Harvest States began receiving documents and other information from the Issuer as a part of Harvest States's due diligence review. From August 1997 through November 1997, Harvest States and the Issuer participated in discussions regarding the possible acquisition of the Issuer by Harvest States.

         In November 1997, Harvest States suspended discussions with the Issuer as well as its due diligence review because Harvest States concluded that continuing discussions would conflict with other opportunities it was pursuing and it had been unable to make the necessary progress in its discussions.

         Harvest States, however, remained interested in a possible acquisition with the Issuer and, on February 24, 1998, entered into the Stock Purchase Agreement. Harvest States purchased the Preferred Stock of the Issuer for general investment purposes, to secure an equity position in the Issuer, to pursue certain favorable terms of agreement should Harvest States seek to acquire the Issuer in the future and to fund the Issuer's need for additional working capital.

         Harvest States considers the Issuer as a potential acquisition target. Harvest States believes that any acquisition would take place within the next three years and that it is unlikely that any acquisition would take place after that time. Considerations relevant to any decision may include then current market and economic conditions, the Issuer's then current and prospective financial performance and Harvest States's strategic plans and objectives. See
Item 6 for a description of the Stock Purchase Agreement and the Certificate of Designations, which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) Pursuant to the terms of the Stock Purchase Agreement and the Certificate of Designations, Harvest States beneficially owns and has the right to acquire 1,515,512 shares of Common Stock, which would constitute 18.2% of the shares of Common Stock issued and outstanding as of January 21, 1998 after giving effect to the conversion.

         (b) Harvest States would have sole voting power and sole dispositive power as to the shares that could be acquired pursuant to the terms of the Preferred Stock.

         (c) Except for the transactions to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected during the past 60 days by Harvest States or, to the best knowledge of Harvest States, by any executive officer or director of Harvest States.

         (d) No other person is known by Harvest States to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this Schedule 13D.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Harvest States has, pursuant to Section 8(h) of the Stock Purchase Agreement, certain rights with respect to a sale of Issuer's business. Specifically, the Issuer must (i) inform Harvest States in writing of the existence of discussions or negotiations in connection with an Acquisition Proposal (as defined in the Stock Purchase Agreement) and any request or inquiry for information about the Issuer if it reasonably believes such inquiry or request is in connection with an Acquisition Proposal, (ii) furnish information or provide access with respect to the Issuer to such extent such information is furnished or access is provided to outside parties, (iii) if requested by Harvest States, negotiate with Harvest States for a period of one month commencing the day after Harvest States receives written notice pursuant to clause (i) of any Acquisition Proposal, (iv) give a reasonable opportunity to Harvest States to make an Acquisition Proposal, (v) not enter into any exclusive arrangement, lockup or other similar device prior to the expiration of such one-month period and (vi) keep Harvest States reasonably informed of the status of any such request, inquiry or Acquisition Proposal. In addition, pursuant to
Section 8(s)
of the Stock Purchase Agreement, Harvest States has the right, so long as it owns more than 10% of the outstanding shares of Preferred Stock, to designate one person as a director of the Issuer. The Issuer has also agreed, pursuant to the Stock Purchase Agreement, that (i) at its next annual shareholder meeting (not to be later than March 31, 1999), it will recommend to its shareholders and use its best efforts to obtain shareholder approval for an amendment to its articles of incorporation to opt out of Section 302A.671 of the Minnesota Business Corporation Act, (ii) it will not consolidate with or merge into or transfer or lease substantially all of its properties and assets to another entity unless the successor entity assumes the Stock Purchase Agreement, (iii) it will not distribute with respect to the shares of Common Stock any rights to acquire other securities of the Issuer that may be commonly considered a part of a shareholder rights or similar plan, (iv) it will not amend its articles or incorporation or bylaws or designate any series of preferred stock so as to adversely affect the rights of Harvest States as a shareholder of the Issuer,
(v) it will not enter into any agreement with any holder or prospective holder of any securities of the Issuer or issue any securities of the Issuer which grants such holder special voting rights, (vi) it will not issue, grant or sell any Common Stock or other securities (or convertible securities) in any transactions such that the purchaser(s) would own 10% or more of all of the securities entitled to vote generally for the election of directors, and (vii) during the five years ending September 30, 2002, it will not issue options, warrants or similar rights to purchase more than 200,000 shares of Common Stock or securities convertible into or exercisable for Common Stock, in any year on a cumulative basis, to employees, officers, directors or consultants to the Issuer or any subsidiary of the Issuer, and any exercise or conversion price will not be less than the fair market value on the date of grant. The Issuer is also subject to other terms and conditions pursuant to the Stock Purchase Agreement that have not been described herein.

         The Certificate of Designations provides that the Preferred Stock is convertible at any time at Harvest States's option at the rate of 606.06 shares of Common Stock for each share of Preferred Stock (the "Conversion Rate"), subject to adjustment as provided in Section 8 of the Certificate of Designations. Section 8 of the Certificate of Designations provides, in part, that, in the event, at any time prior to February 23, 2001, the Issuer (i), except pursuant to (A) 1,103,667 options and 3,634,208 warrants outstanding as of the date of the Stock Purchase Agreement or (B) securities issued in compliance with Section 9(d) of the Stock Purchase Agreement, issue or sell any shares of its Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance or sale, (ii), except for securities issued in compliance with Section 9(d) of the Stock Purchase Agreement, issue or sell any warrants, options or other rights to acquire shares of its Common Stock at a purchase price less than the Conversion Price in effect immediately prior to the time of such issuance or sale, or (iii) issue or sell any other securities that are convertible into shares of Common Stock for a purchase or exchange price less than the Conversion Price in effect immediately prior to the time of such issuance or sale then, upon such issuance or sale, the Conversion Rate shall be increased by reducing the Conversion Price (which is defined as $1,000.00 divided by the Conversion Rate) to the price at which such shares of Common Stock are being issued or sold by the Issuer or the price at which such other securities are exercisable or convertible into shares of the Common Stock, and then adjusting the Conversion Rate to $1,000.00 divided by the new Conversion Price. The Stock Purchase Agreement also contains anti-dilution provisions enabling Harvest States to maintain its percentage ownership of the Common Stock into which the Preferred Stock is convertible in the event of a subdivision, split, combination or reclassification of the Common Stock.

         The Certificate of Designations provides that the Preferred Stock is redeemable at the option of the Issuer on or after February 23, 2001 at the rate of $1,100.00 per share plus accumulated and unpaid dividends on the Preferred Stock, and the Preferred Stock is redeemable at the option of Harvest States upon the occurrence of a Put Event, which is defined in the Certificate of Designations as (i) a Change on Control (as defined in Section 9 of the Certificate of Designations) or (ii) an Event of Default as such term is defined in Section 11 of the Stock Purchase Agreement. The Stock Purchase Agreement provides Harvest States with demand and incidental registration rights.

         The foregoing summary of the Stock Purchase Agreement and the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and related exhibits, which are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A          Stock Purchase Agreement, dated February 24, 1998 between
                   Sparta Foods, Inc. and Harvest States Cooperatives

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1998                    HARVEST STATE COOPERATIVES


                                        By  /s/ T. F. Baker
                                           ---------------------------
                                        T. F. Baker
                                        Group Vice President--Finance